Exhibit 99.1

Sapiens Partners with Life.io to Enhance its Digital Suite
and Help Insurers Better Engage with Customers

The integration of the Sapiens ALIS software suite with Life.io’s digital transformation solution for life insurance enables carriers to offer a personalized and digital customer experience to policyholders

Holon, Israel – July 26, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that it has entered into an agreement to partner with Life.io, provider of a digital transformation platform that monitors and analyzes policyholder behavior and encourages a healthier lifestyle via incentives. The platform provides carriers with innovative solutions for reimagined policyholder relations and consumer insights.

Life.io’s platform is integrated with the Sapiens ALIS software suite – a core policy administration solution that supports the complete policy lifecycle across a wide variety of products in the life, pension, annuity and medical industries – to equip life insurers with an in-depth and personal view of their customers and enable rapid launch of the most suitable products to the right customer at the right time.

The intuitive and incentive-rich Life.io policyholder platform produces a wealth of data that enables life carriers to better understand their client base. Additionally, Life.io syncs with different wearables and health applications to simplify the engagement process. With greater insight into policyholders and their lifestyles, carriers can offer superior customer service and products, while encouraging healthier policyholder behaviors. The benefits include reduced costs, improved customer loyalty and retention, and greater efficiency.

The flexible and highly configurable SaaS platform offered by Life.io will extend Sapiens’ data analytics capabilities and offers a personalized customer engagement model, particularly for Millennials (members of Generation Y), who expect a higher level of service and connectedness than previous generations.

“We are pleased to partner with Sapiens to offer insurers the combination of Sapiens ALIS, a modern core policy administration solution, with Life.io’s innovative customer engagement capabilities – delivering on our objective of policyholders getting healthier and insurers getting smarter,” said Jon Cooper, founder and CEO, Life.io.

“During my frequent conversations with life and annuity providers, they often mention the need to foster improved customer communication and engagement, to better retain customers and provide new cross-sell opportunities,” said Mike McCurley, Sapiens executive vice president, North America. “The combined capabilities of Sapiens ALIS and Life.io, along with the rest of Sapiens’ digital suite, will enable life carriers to offer their customers a digital, end-to-end experience.”

“This partnership signals the next step in Sapiens’ digital evolution,” said Roni Al-Dor, Sapiens president and CEO. “Policyholders expectations of insurers are changing quickly. We will continue to strive to stay a step ahead of industry and consumer trends by offering our customers an innovative and complete digital suite that will keep pace with new challenges and help transform the manner in which they do business.”

About Life.io

Founded in 2012, Life.io has become the leader in the digital consumer engagement space. Life.io has revolutionized how insurers engage with their employees, clients and customers by creating a fun and rewarding environment where they actively interact with their carriers to achieve physical, mental, and financial goals. The act of constant engagement allows Life.io to capture insights and life change events, create brand champions, decrease policy risk, and streamline the underwriting process. Learn more at www.life.io.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,700 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com